SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL Signs Landmark Cargo and Logistics Services Agreement with Mercado Livre

São Paulo, April 19, 2022 – GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4) (“GOL” or “Company”), Brazil’s largest domestic airline, announced today the signing of a landmark agreement between its logistics business, GOLLOG, which operates cargo services to 52 airports and over 3,900 destinations in Brazil, and Mercado Livre, which operates marketplaces for e-commerce and online auctions.

The agreement, with a term of ten years, includes a dedicated freighter fleet of six Boeing 737-800 BCF and is expected to begin operations during 2H22. There is also the option of adding other six cargo aircraft by 2025.

GOL plans to end this year with 136 aircraft in its fleet, comprised of 44 Boeing 737-MAXs and 92 Boeing 737-NGs. The introduction of the six-cargo aircraft is expected to generate fleet optimization savings of approximately R$25 million in 2022 and another R$75 million in 2023. The Company’s ongoing transformation to the 737 MAX will also enable greater dilution of fixed costs and generate new opportunities for ancillary revenues.

GOL’s agreement with Mercado Livre is part of the Company’s investment to serve the needs of the growing Brazilian e-commerce market, which today generates over R$180 billion in annual revenues and a yearly spend of over R$12 billion on logistics services. As such, GOLLOG plans to increase its range of services and tonnage capacity by 80% during 2023 to generate additional incremental revenue of approximately R$100 million in 2022, and more than R$1.0 billion over the next five years.

“Our cargo operation begins an exciting new chapter for GOL and GOLLOG, by integrating our synergies as the lowest cost operator in the region with the needs of Mercado Livre, the largest e-commerce platform in Latin America. This partnership brings high added value and will help to democratize logistics services for all Brazilians. GOL thanks Mercado Livre for choosing GOLLOG as its partner and for its confidence in the efficiency, standard of quality and agility of our logistics services in Brazil,” said Paulo Kakinoff, GOL’s CEO.

“The expansion of the fleet is vital to advance Mercado Livre’s mission to democratize e-commerce services in Brazil and becomes even more important in this country of continental dimensions. With this partnership, we will increase the number of direct flights from São Paulo to the North and Northeast regions, reducing the delivery time by up to 80%. Delivery time to Manaus will be only one day, instead of the current nine days, while to Northeast destinations the lead time will decrease from four days to one. Other capitals, such as Goiânia and Cuiabá, will receive their packages the next day,” said Fernando Yunes, Senior Vice President of Mercado Livre in Brazil. “We are very optimistic about our agreement with GOL, and we see it as a fundamental in strengthening our growth path in e-commerce and our strategy to expand in the region.”

Investor Relations
ri@voegol.com.br
www.voegol.com.br/ir
+55(11) 2128-4700

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GOL Signs Landmark Cargo and Logistics Services Agreement with Mercado Livre

About GOL Linhas Aéreas Inteligentes S.A.

GOL is Brazil's largest airline, leader in the corporate and leisure segments. Since its founding in 2001, it has been the airline with the lowest unit cost in Latin America, which has enabled the democratization of air transportation. The Company has partnerships with American Airlines and Air France-KLM, in addition to making available to Customers many codeshare and interline agreements, bringing more convenience and ease of connections to any place served by these partnerships. With the purpose of "Being First for Everyone", GOL offers the best travel experience to its passengers, including: the largest inventory of seats and the most legroom; the most complete platform with internet, movies and live TV; and the best loyalty program, SMILES. In cargo transportation, GOLLOG delivers parcels to various regions in Brazil and abroad. The Company has a team of 15,000 highly qualified airline professionals focused on Safety, GOL's number one value, and operates a standardized fleet of 135 Boeing 737 aircraft. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ri.

Disclaimer

The information contained in this material fact has not been subject to any independent audit or review and contains “forward-looking” statements, estimates and projections that relate to future events, which are, by their nature, subject to significant risks and uncertainties. All statements other than statements of historical fact contained in this material fact including, without limitation, those regarding GOL’s future financial position and results of operations, strategy, plans, objectives, goals and targets, future developments in the markets in which GOL operates or is seeking to operate, and any statements preceded by, followed by or that include the words “believe”, “expect”, “aim”, “intend”, “will”, “may”, “project”, “estimate”, “anticipate”, “predict”, “seek”, “should” or similar words or expressions, are forward-looking statements. The future events referred to in these forward-looking statements involve known and unknown risks, uncertainties, contingencies and other factors, many of which are beyond GOL’s control, that may cause actual results, performance or events to differ materially from those expressed or implied in these statements. These forward-looking statements are based on numerous assumptions regarding GOL’s present and future business strategies and the environment in which GOL will operate in the future and are not a guarantee of future performance. Such forward-looking statements speak only as at the date on which they are made. None of GOL or any of its affiliates, officers, directors, employees and agents undertakes any duty or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by law. None of GOL or any of its affiliates, officers, directors, employees, professional advisors and agents make any representation, warranty or prediction that the results anticipated by such forward-looking statements will be achieved, and such forward-looking statements represent, in each case, only one of many possible scenarios and should not be viewed as the most likely or standard scenario. Although GOL believes that the estimates and projections in these forward-looking statements are reasonable, they may prove materially incorrect and actual results may materially differ. As a result, you should not rely on these forward-looking statements.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 19, 2022

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer